FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item		Number
1.	Telefónica — Financial Highlights for the period January — September 2011

FINANCIAL HIGHLIGHTS
•	Telefónica reached 300 million accesses at the end of September 2011, setting the basis for the Company’s future revenue growth:
•	The strong increase in the commercial activity led the customer base to grow by 6% year-on-year.

•	Telefónica Latinoamérica reported record net adds of 4.9 million in the third quarter (1.6 times the figure obtained in the third quarter of 2010).

•	Contract mobile customers accounted for close to 50% of mobile net adds in the first nine months, and mobile broadband penetration stood at 15% (34 million accesses; +76% year-on-year).
•	Consolidated revenue in the first nine months totalled 46,672 million euros, with a solid year-on-year growth of 5.4%:
•	Telefónica Latinoamérica was once again the Company’s growth driver, accounting for 46% of total revenues.

•
Mobile data revenue growth accelerated to 19.6% year-on-year in organic terms, accounting for 30% of mobile service revenue. This increase was driven by the rapid expansion of non-P2P SMS revenue, which now accounts for 52% of total data revenue.

•	Excluding the impact of mobile termination rate cuts, revenue would have risen by 6.8%.
•	OIBDA remained stable in underlying terms (+0.1%) to 14,251 million euros in the first nine months despite increased commercial activity and the negative impact of regulation:
•	Telefónica Latinoamérica accounted for 46% of underlying OIBDA, with this percentage increasing to 65% when adding Telefónica Europa.

•	Telefónica España’s OIBDA performance in the first nine months of the year (-10.7% year-on-year in comparable terms) was similar to that in the first half.

•	Mobile termination rate cuts dragged 149 million euros to January-September 2011 OIBDA.

•	The underlying OIBDA margin stood at 35.9%, with a limited year-on-year erosion of 1.9 percentage points.
•	Free cash flow in the first nine months grew by 11.6% year-on-year to 5,701 million euros.

•	The Company reiterates its guidance for 2011 and confirms its shareholder remuneration policy.
Comments from César Alierta, Executive Chairman:
“The results presented today reflect the Company’s focus on setting the foundations for future revenue growth. Our strategy for fostering mobile broadband penetration is already bearing fruits and data revenues now account for 30% of our mobile service revenue, after growing by almost 20% in organic terms. This driver, which is a key lever in the sector, together with the strong revenue performance in Latin America, which now contributes over 45% of Telefónica’s revenue, allowed us to increase our revenues by 5.4% in the first nine months, despite the negative impact of regulation and the adverse macro conditions in Europe.
In Spain, revenues and OIBDA stabilised versus prior quarters and the new commercial offerings that we have launched, both in the fixed and in the mobile business, will allow us to step up commercial activity, further boosting data revenue.
One year after completing the acquisition of 50% of Vivo, Telefónica Brasil has strengthened its position as the undisputed market leader, with solid results that contribute to boost Telefónica’s growth in the region and positioned as an integrated operator that is a benchmark in the region.
January — September 2011 Results — TELEFÓNICA

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Despite the growth in commercial expenses resulting from increased activity and higher CapEx we maintain a high operating efficiency and a strong operating cash flow generation, at over 7,600 million euros in the first nine months. Moreover, financial debt was cut by around 1,000 million euros in the last three months.
In the coming months we will continue working to reach all the financial targets committed for 2011.
The challenging economic environment, the growing competition and a regulation that does not favour the development of the sector in some of our markets, mean that we face significant challenges, but the new Telefónica’s organisational structure announced in September will allow us to accelerate our growth in the digital world and to improve our efficiency, leveraging our differential attributes: our diversification, integration, scale and scope.”
Organic growth: In financial terms, it assumes constant average exchange rates as of January-September 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-September 2010 the consolidation of Vivo, HanseNet, Tuenti and Acens are included whereas the revaluation of our pre-existing stake in VIVO accounted for in Q3 10, the results of Manx Telecom and restructuring costs in Germany are excluded. In OIBDA terms, in January-September 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded, as well as workforce provision related to the Redundancy Program approved in Spain and the impact of the capital gain from the sale of Manx Telecom booked in the second quarter of 2010. Results from the Costa Rica operation are excluded from the organic growth calculation. Telefónica’s Capex excludes the Real Estate Efficiency Programme at T. España, the real estate commitments associated with Telefónica’s new headquarters in Barcelona and investments in spectrum. Net additions exclude accesses disconnections made in the second quarter of 2010 and in the third quarter of 2011.
2011 Financial results and accesses include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.
Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. In 2011 the following items were excluded: provision for workforce restructuring in Spain (2,671 million euros; 1,870 million euros net of taxes), the positive impact from the partial reduction of our economic exposure to Portugal Telecom (183 million euros), Telco, S.p.A.’s writedown of its stake in Telecom Italia (505 million euros; 353 million euros net of taxes) and PPAs (844 million euros; 664 million euros net of taxes). In 2010 the following items were excluded: the positive impact from the revaluation of the previously-held stake in Vivo at its fair value at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros; 3,476 million euros net of tax), restructuring costs in Germany (202 million euros; 141 million euros net of tax), capital gains on the sale of Manx Telecom (61 million euros), write-down of T. Capital (6 million euros) and PPAs (792 million euros; 633 million euros net of taxes).
January — September 2011 Results — TELEFÓNICA

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TELEFÓNICA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January-September		% Chg
					2011	Guidance
	2011	2010	Reported	Organic	Guidance	fulfillment
Revenues	46,672	44,280	5.4	0.3	"up to 2%"	0.3
Telefónica España	13,058	14,042	(7.0)	(7.1)
Telefónica Latinoamérica	21,529	18,236	18.1	4.9
Telefónica Europe	11,529	11,571	(0.4)	(0.8)
OIBDA	14,251	20,368	(30.0)	(4.6)
Telefónica España	3,316	6,670	(50.3)	(11.3)
Telefónica Latinoamérica	7,767	10,771	(27.9)	(0.9)
Telefónica Europe	3,166	2,982	6.2	1.2
OIBDA margin	30.5%	46.0%	(15.5 p.p. )	(1.8 p.p. )	"upper 30's"	35.8%
Telefónica España	25.4%	47.5%	(22.1 p.p. )	(2.2 p.p. )	Limited
Telefónica Latinoamérica	36.1%	59.1%	(23.0 p.p. )	(2.1 p.p. )	erosion	(-1.8 p.p.	)
Telefónica Europe	27.5%	25.8%	1.7 p.p.	0.5 p.p.	y-o-y
Operating Income (OI)	6,696	13,624	(50.8)	(8.6)
Telefónica España	1,741	5,192	(66.5)	(16.4)
Telefónica Latinoamérica	4,202	7,970	(47.3)	(2.4)
Telefónica Europe	867	624	38.9	14.8
Net income	2,733	8,835	(69.1)
Basic earnings per share (euros)	0.60	1.95	(69.0)
CapEx	6,625	7,241	(8.5)	5.0	~9,000	5,433
Telefónica España	2,090	1,293	61.7	9.8
Telefónica Latinoamérica	3,214	3,239	(0.8)	9.2
Telefónica Europe	1,119	2,572	(56.5)	(6.4)
OpCF (OIBDA-CapEx)	7,626	13,127	(41.9)	(8.6)
Telefónica España	1,226	5,377	(77.2)	(16.4)
Telefónica Latinoamérica	4,553	7,532	(39.6)	(5.8)
Telefónica Europe	2,047	410	n.s.	5.9
- Reconciliation included in the excel spreadsheets.
Notes:
- OIBDA and OI are presented before brand fees and management fees.
- OIBDA margin calculated as OIBDA over revenues.
- 2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
- OIBDA, OIBDA margin, OI and OpCF of Telefónica include 2,671 million from the workforce provision related to the Redundancy Program in Spain in the third quarter of 2011.
- 2011 T. Latinoamérica results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.
- CapEx includes 423 million euros from the the spectrum acquired in Brasil (354) and Costa Rica (69)in the second quarter of 2011, and 669 million euros from the acquisition of spectrum in Spain in the third quarter of 2011. 2010 CapEx includes 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010 and 1,010 million euros from the acquisition of spectrum in Mexico in the third quarter of 2010.
- OIBDA, OIBDA margin, OI and OpCF of T. España include in the third quarter of 2011 the impact of 33 million euros from the sale of non-strategic assets and a workforce provision related to the Redundancy Program approved in Spain (2,591 million euros). Additionaly, in the third quarter of 2010 T.España results in reported terms were affected by the following: booking of the Universal Service in 2009 (56 million euros in revenues and 18 million euros in OIBDA), sale of application rights (52 million euros in revenues and also in OIBDA) and bad debts recovery (20 million euros in OIBDA).
- OIBDA, OIBDA margin, OI and OpCF in T. Latinoamérica are affected by the positive impact from the revaluation of the previously-held stake in Vivo at its fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter of 2010).
- OIBDA, OIBDA margin, OI and OpCF of T. Europe include a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010 and is affected by 202 million euros of restructuring costs in T. Germany in the third quarter of 2010.
- Organic criteria: In financial terms, it assumes constant average exchange rates as of January-September 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-September 2010 the consolidation of Vivo, HanseNet, Tuenti and Acens are included whereas the revaluation of our pre-existing stake in VIVO accounted for in Q3 10, the results of Manx Telecom and restructuring costs in Germany are excluded. In OIBDA terms, in January-September 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded, as well as workforce provision related to the Redundancy Program approved in Spain and the impact of the capital gain from the sale of Manx Telecom booked in Q2 10. Results from the Costa Rica operation are excluded from the organic growth calculation. Telefónica’s Capex excludes the Real Estate Efficiency Programme at T. España, the real estate commitments associated with Telefónica’s new headquarters in Barcelona and investments in spectrum.
- Guidance criteria: 2010 adjusted figures for guidance include full consolidation of Vivo, Hansenet and Tuenti in the whole year (12 months) and excludes Manx Telecom’s results in January-June 2010. 2010 adjusted OIBDA excludes the capital gain from the revaluation of Telefónica’s pre-existing stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Teleco m, non-recurrent restructuring expenses registered in the second half of 2010, and the capital gain derived from the disposal of Manx Telecom.
2011 guidance assumes constant exchange rates as of 2010 (average FX in 2010) and excludes hyperinflationary accounting in Venezuela in both years. At the OIBDA level guidance for 2011 excludes write-offs (impairments of subsidiaries), capital gains/losses from companies disposals and significant exceptionals mainly related with restructuring costs. Results from the operation in Costa Rica are excluded from guidance calculation. Group CapEx excludes Real Estate Efficiency Program of T. España, the Real State commitments associated to the new Telefónica premises in Barcelona and spectrum licenses.
January — September 2011 Results — TELEFÓNICA

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DISCLAIMER
This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
For further information please refer to the information on 2011 third quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: November 11th, 2011	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer